UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      Pursuant to Section 12 (b) or (g) of
                       The Securities Exchange Act of 1934


                        General Environmental Corporation
             (Exact name of Registrant as specified in its charter)


           Delaware                                               84-1080047
(State or Other jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)


175 Water Street, Exeter, New Hampshire                             03833
(Address of Principal Executive Offices)                          (Zip Code)


                                 (603) 772-7336
                            Issuer's Telephone Number

       Securities to be registered pursuant to Section 12 (b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
       None                                                     N/A

       Securities to be registered pursuant to Section 12 (g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)

                    Preferred Stock, par value $10 per share
                                (Title of Class)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     THIS FORM 10-SB CONTAINS CERTAIN STATEMENTS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING FO SECTION 21E FO THE SECURITIES EXCHANGE ACT OF 1934 AND SECTION 27A OF THE SECURITIES ACT OF 1933. THE WORDS "EXPECT," "ESTIMATE," "ANTICIPATE," "INTEND," "BELIEVE" AND SIMILAR EXPRESSIONS AND VARIATIONS THEREOF ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE RISKS AND UNCERTAINTIES NOTED. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD THE UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, EXPECTED OR INTENDED. IN EACH INSTANCE, FORWARD-LOOKING INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE ACCOMPANYING MEANINGFUL CAUTIONARY STATEMENTS HEREIN.

ITEM 1. DESCRIPTION OF BUSINESS.

     General Environmental Corporation ( the "Company") is a Delaware corporation incorporated in January 1988 as Marling Corporation. The Company was formed to enter into a business that was never consummated and had no operations as Marling Corporation. Its operations commenced in 1993, as more fully described below, when its name change to General Environmental Corporation became effective. Its offices are located at 175 Water Street, Exeter, New Hampshire 03833.

     Effective January 1, 1998 the Company acquired Environmental Container and Products, Inc., a New Hampshire corporation in a transaction pursuant to a Reorganization Agreement resulting in a business combination under section 368
(a) (1) (B) of the Internal Revenue Code of 1986 as amended. Environmental Container and Products, Inc. ("ENCO") operated as a wholly owned subsidiary with offices and warehouse in Plaistow, New Hampshire. Environmental Container and Products, Inc. manufactured and marketed specialized boxes and other containers for the shipment of environmental waste. As of July 31, 2000 the Company, pursuant to a purchase and sale agreement sold Environmental Container and Products, Inc. to Enco Holdings Group, Inc., a New Hampshire corporation formed by the president of Environmental Container and Products, Inc., who was a beneficial owner of the corporation when it was acquired in 1998.

     On March 1, 1999 the Company acquired Port Motor Express, Inc. a New Hampshire Corporation in an transaction pursuant to a Reorganization Agreement resulting in a business combination under section 368 (a) (1) (B) of the Internal Revenue Code of 1986, as amended. This company operated as a wholly owned subsidiary of the Company with offices in Plaistow, New Hampshire. The company was formed by its beneficial owner to transport the products of Environmental Container and Products, Inc. to its customers in New England. As of July 31, 2000 this company was also sold to Enco Holdings Group, Inc, pursuant to a purchase and sale agreement.

     Effective January 1, 1998 the Company acquired Specialty Waste Services in a transaction pursuant to a Reorganization Agreement resulting in a business combination under section 368 (a) (1) (B) of the Internal Revenue Code of 1986. Specialty Waste Services is a wholly owned subsidiary of the Company. Specialty Waste Services is in the environmental waste disposal brokerage business. Specialty Waste Services generates revenues by securing contracts from waste generators and disposal facilities in New England and Canada. Gross profit margins typically run from 10 percent to 30 percent. Specialty Waste Services has recently moved its principal offices from the State of Maine to Westford, Massachusetts. Specialty Waste Services has two employees. The Company has three part time administrative employees. Specialty Waste Services is the only current source of revenues of the Company. The revenues of Specialty are diversified over several customers and have little seasonal variation.

     Effective January 1, 1998 the Company acquired Neponset Construction Company, Inc., a Massachusetts corporation with offices and yard facilities located in Boston, Massachusetts. The acquisition was a transaction under section 368 (a) (1) (B) of the Internal Revenue Code of 1986, as amended. This company operated as a wholly owned subsidiary in Boston, Massachusetts. It is in the business interior demolition and environmental cleanup. This company as also sold back to its original owner pursuant to a purchase and sale agreement on October 1, 1998.

     On April 16, 1999 the Company acquired EnviroMart.com, Inc. a New Hampshire company formed by Brian Healey who developed the ecommerce business format for the sale and distribution of environmental safety products principally over the Internet. On July 19, 1999 the Company Board of Directors approved a Plan of Reorganization and Corporate Separation to affect a spin off of EnviroMart.com to the Company shareholders pursuant to section 355 of the Internal Revenue Code of 1986 as amended. This transaction was completed in August of 1999.

     From 1993 to 1999 the Company had been engaged in the acquisition for stock of several small environmental companies, which manufactured, sold and serviced various products in the environmental industry. All of the acquired businesses except Specialty Waste Services eventually proved to be unsuccessful or failed to generate profits and were sold or discontinued. The Company is not a currently reporting company and does not currently file reports with the SEC nor does it annual reports to its security holders.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company's plan of operation for the next twelve months includes primarily the expansion of Specialty Waste into additional markets in the northeast and looking for additional acquisitions. The Company believes that its current cash requirements can be met through its cash flow from the operations of Specialty Waste as the company has very limited liabilities. The Company is presently in discussion with prospective acquisition candidates which may be able to utilize the Company's tax loss carry-forward. It is too early to predict if these discussions will be productive or the effect they would have on the Company.

     The Company will continue to research possibilities for revenue generating opportunities both in and out of the environmental industry. The Company is unable to predict with any certainty what these efforts will produce. The Company believes that most of its opportunities will be in the environmental or related industries. The Company expects to add only one or two employees during the next 12 months in the absence of additional acquisitions.

     Forward-looking statements in this document are intended to be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that all forward-looking statements involve risks and uncertainties, including risks of uncertainties in the ability to expand the market area of Specialty Waste and the acquisition of additional technology or companies. No assurances can be given that actual results will not differ materially from those contained herein.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company's executive offices are located in Exeter, New Hampshire. Specialty Waste Services executive offices are located in Westford, Massachusetts. The offices in Exeter consist of 800 square feet of space and two covered parking spaces. The offices in Massachusetts consist of 400 square feet of space. Both offices facilities are leased. The monthly rental for the New Hampshire space is $422 and for the Massachusetts facility $400 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The Company has one class of securities outstanding, Common Stock, par value $.001 per share. There is as of August 30, 2001 28,331,202 common shares issued and outstanding. The Company has issued warrants to purchase an aggregate of 1,333,333 shares of Common Stock to Rainer Eickhoff. These warrants are to purchase shares at an exercise price of $.75 per share and expire January 27, 2003. The Company has also issued a warrant to purchase 75,000 shares of common stock at $.50 and 75,000 shares of common stock at $.75 to Danali Corporation which expire October 31, 2001, and warrants to purchase 20,000 shares at $.50 to Robert McCue which expire December 31, 2001.

     There is no outstanding and issued preferred stock. The following table sets forth certain beneficial owners of more than 5% of the Company's issued and outstanding shares of Common Stock as of August 15, 2001. Said ownership excludes 1,503,333 shares issuable on exercise of the warrants owned by certain holders of Common Stock.

Name and Address                Amount and Nature of Ownership           Percent
----------------                ------------------------------           -------

Herbert T. Sears                         4,808,096                          17
33 Pine Street
Exeter, New Hampshire 03833

W. Edward Nichols                        4,840,129                          17
6700 West Dorado Drive #41
Denver, Colorado 80123

     The following table sets forth certain information regarding the shares of Company Common Stock owned beneficially by each executive officer and director of the Company and all executive officers and directors as a group as of August 27, 2001.

Name and Address                Amount and Nature of Ownership           Percent
----------------                ------------------------------           -------

Herbert T. Sears                         4,808,096                          17
Chairman of the Board
President
33 Pine Street
Exeter, New Hampshire

W. Edward Nichols                        4,840,129                          17
Director-Secretary
6700 West Dorado Drive #41
Denver, Colorado 80123

William Eaton                              600,000                           2
Director-President of Subsidiary
1 Lorden Drive
Westford, MA 01866

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS PROMOTERS AND CONTROL PERSONS.

     The following sets forth the names and ages of the directors and executive officers of the Company. Each director will serve until the next annual meeting of the stockholders or until his/her successor is duly elected and qualified. Each executive officer and the Company will serve until his /her successor is duly elected. Mr. Sears has served as director and officer since 1996. Mr.
Nichols has served as a director since 1993 and as an officer since 1996. Mr. Eaton has served as President of Specialty Waste Services a wholly owned subsidiary since its acquisition in 1999. Mr. Eaton has served as a director since May 1999.

Name and Age                     Positions Held
------------                     --------------

Herbert T. Sears    52           Chairman of the Board
                                 President

W. Edward Nichols   58           Director Secretary
                                 General Counsel

William Eaton       35           Director

     William Eaton is a full time employee of the wholly owned subsidiary, Specialty Waste Services, Inc. Mr. Sears and Mr. Nichols spend up to 5 percent of their time working on affairs of the company.

ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth information regarding the compensation payable to the executive officers and directors of the Company for the current fiscal year. Mr. Sears and Mr. Nichols are not paid any current salary but receive health insurance when funds are available to pay premiums and accrue salary of $24,000 per year.

Name and Position                           Annual Salary
-----------------                           -------------

Herbert T. Sears                            $24,000
Chairman of the Board
President

W. Edward Nichols                           $24,000
Secretary
Director
General Counsel

William Eaton                               00
Director
President of subsidiary

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The assets and operations of the Company were acquired principally from acquisitions of existing companies through a tax-free exchange of stock of the Company and the owners of the acquired companies. For the period of late 1997 through mid 1999 the company acquired several small companies with the view to raising capital and conducting additional roll ups. The Company was unable to raise sufficient capital to acquire companies of sufficient size to comply with its business plan. Effective January 1, 1998 the Company acquired Specialty Waste Service, Inc. As of July 2000 the Company decided to sell off or close down all subsidiaries, which were not profitable. Specialty Waste Services Inc. is the only wholly owned subsidiary currently owned by the Company.

     In April 1999 the Company acquired EnviroMart.com, Inc. EnviroMart had previously acquired the Internet domain name of EnviroMart.com. On July 19, 1999 the Company authorized a plan of separation pursuant to Section 355 of the Internal Revenue Code with respect to a spin off of EnviroMart.com, Inc. to the Company shareholders. The spin off and separation was completed in August 1999 and the company retained 400,000 Class B shares of EnviroMart representing less than 5 percent of the Company.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 30,000,000 shares of Common Stock, with a par value of $.001 per share. As August 30, 2001 there were 28,331,202 shares issued and outstanding. The Company is authorized to issue 2,000,000 shares of Preferred Stock, with a par value of $10 per shares. As of August 30, 2001 there were no shares of Preferred stock issued or outstanding. Holders of the Common Stock are entitled to cast one vote for each share held of record at all stockholder meetings for all purposes. Holders of Common Stock do not have cumulative voting rights in the election of directors and do not have preemptive rights. All outstanding shares of Common Stock are fully paid and non-assessable.

     The Company has issued warrants to purchase an aggregate of 1,333,333 shares of Common Stock to Rainer Eickhoff. These warrants are to purchase the shares at an exercise price of $.75 per share and expire January 27, 2003. The Company has also issued warrant to purchase 75,000 shares of common stock at $.50 and 75,000 shares of common stock at $.75 to Danali Corporation which expire October 31, 2001, and warrants to purchase 20,000 shares at $.50 to Robert McCue which expire December 31, 2001.

     Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its sole discretion from funds legally available therefore.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Company's Common Stock is currently traded in the over-the-counter market under the symbol GNEV. The Company's Common Stock previously traded on the Nasdaq Electronic Bulletin Board and was subsequently delisted under the new rules requiring all companies to be reporting companies to maintain its listing.

     For the period of December 1, 2001 until February 1, 2001 the bid price for the Company Common Stock has been at $.02 per share. As of August 15, 2001 the Company has approximately 450 shareholders.

     The Company has paid no cash dividends since inception and anticipates that no cash dividends will be payable in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

     Neither the Company nor Specialty Waste Services Inc. is a party to any litigation or formal governmental proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company dismissed its prior principal independent accountant, Johnson, Holscher and Company, P.C. Certified Public Accountants, Greenwood Village, Colorado on approximately June 1, 2000 contemporaneously with the accountant's election to withdraw from the public companies section, thus rendering them ineligible to perform the audit. The change in accountants bore no relationship to any disagreement. Johnson, Holscher and Company, P.C.'s prior report on the Company's financial statements contained no adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope or accounting principles. The change of accountants was not the result of any disagreement on any matter of accounting principals or practices or any other matter required to be disclosed.

     The Company's new independent public accountants are Spicer, Jeffries & Co., 4155 E. Jewell Ave., Suite 307, Denver, Colorado 80222.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The Company has 28,331,202 shares issued and outstanding of which 8,622,843 are freely transferable and 19,708,359 are restricted within the meaning of Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933.

     The Company was incorporated as Marling Corporation in January 1988. The Company has sold and issued the following shares of restricted Common Stock in the preceding three years:

     On October 28, 1998 The Company issued 42,500 shares to Denali International for consulting fees valued at $8,500 or $.20 per share. In addition, the Company issued 100,00 shares to Denali International as payment toward a prior debt in the amount of $8,000 or $.08 per share. On November 12, 1998 the Company issued 40,000 shares stock to payoff a debt in the amount of $8,701. On December 8, 1998 the Company issued 39,275 shares to employees as part of a Non-qualified stock incentive compensation value at $8,745 or $.20 per share.

     On January 1, 1999 the Company issued an additional 600,000 shares to the original shareholders of ENCO as part of the original acquisition agreement valued at $120,000. On February 1, 1999 the Company issued 30,000 shares to a former employee of the Company as compensation valued at $6,000. On March 1, 1999 the Company issued 150,000 shares in the acquisition of Port Motor Express, Inc. pursuant to an acquisition agreement under Section 368 of the Internal Revenue Code of 1986. On March 6, 1999 the Company sold 475,000 shares of Common Stock for $95,000 in cash or $.20 per share.

     On April 22, 1999 the Company issued 850,000 shares in the acquisition of EnviroMart.com, Inc. pursuant to an acquisition agreement under Section 368 of the Internal Revenue Code of 1986. On April 28, 1999 the Company issued 130,000 shares to each Herbert T. Sears and W. Edward Nichols in exchange for services each valued at $26,000. On May 12, 1999 the Company sold 50,000 shares at a price of $.20 per share or $10,000 in cash. Such shares were sold in reliance upon the exemption contained in Section 4 (2) of the Act as not involving any public offering. On June 6, 1999 the Company issued 35,000 shares as the result of a conversion of securities previously sold in reliance upon Regulation D, Rule 504. During the year ended September 30, 1999 the Company issued 300,000 shares to W. Edward Nichols and also to Herbert T. Sears each valued at $60,000.

     On October 12, 1999 the Company sold 550,000 shares at a price of $.05 per share or $27,500 in cash. Also, on October 12, 1999 the Company issued 300,000 shares to American Waste Management in exchange for services provided in 1998 and 1999 in the amount of $34,000. In addition, on October 12, 1999 the Company issued 125,155 shares in exchange for services valued at $6,258 provided under an agreement in 1996. On October 12, 1999 the Company also issued 300,000 shares each to Herbert T. Sears and W. Edward Nichols for management services valued each at $30,000. On October 31, 1999 the Company issued 71,428 shares each to Herbert T. Sears and W. Edward Nichols valued at $7,143 in exchange for personal guaranties for a loan from the Community Bank and Trust in Exeter, New Hampshire and 32,500 shares to Michael Rosa as finders fees valued at $3,250 for an acquisition. All of such shares were issued in reliance upon the exemption contained in Section 4 (2) of the Act as not involving any public offering.

     November 2, 1999 the Company sold and issued 400,000 shares of restricted Common Stock at a price of $.05 per share or $20,000 in cash. On November 11, 1999 the Company issued 100,000 shares to Ado Rekart in exchange for services valued at $5,000 as a director for the year 1999. On November 12, 1999 the Company issued 251,043 shares as the result of a conversion of securities previously sold in reliance upon Regulation D, Rule 504.

     On May 19, 2000 the Company issued 100,000 shares to William Eaton in exchange for services valued at $1,000 as a director of the Company. On July 26, 2000 the Company issued 1,000,000 shares of restricted Common Stock to William Eaton in exchange for services valued at $10,000 as a director. The Company also issued 3,340,000 shares to each Herbert T. Sears and W. Edward Nichols for management services valued each at $24,700 pursuant to resolutions previously adopted. All of such shares were issued and sold in reliance upon the exemption contained in Section 4 (2) of the Act as not involving any public offering.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Article 5 of the Company Articles provide, " The Corporation shall indemnify each incorporator, director and officer, and their heirs, executors, personal representatives and administrators to the fullest extent allowed by the laws of Delaware".

     Section 145 of the Delaware Corporation Code provides as follows:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suite or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such direction or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in the section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence has continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans' references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan' and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

                                    PART F/S

                              FINANCIAL STATEMENTS

     Audited financial statements for years ended September 30, 1999 and 2000 and unaudited financial statements for the nine months ended June 30, 2000 and 2001 are attached hereto.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

     (2)(a)     Articles of Incorporation, as amended.
     (2)(b)     By-Laws, as amended.
     (3)(a)     Form of Stock Certificate.
     (3)(b)     Form of Warrant for Eickhoff.
     (6)(a)(1)  Acquisition Agreement for EnviroMart.com Inc.
     (6)(a)(2)  Separation Agreement of EnviroMart.com Inc. pursuant to section 355.
     (6)(a)(3) Purchase and Sale Agreement for Environmental Products and Container, Inc.
     (6)(a)(4)  Purchase and Sale Agreement for Port Motor Express Inc.
     (6)(a)(5)  Purchase and Sale Agreement for Neponset Construction
                Company, Inc.
     (6)(c)(1)  Minutes on executive compensation.

ITEM 2.  DESCRIPTION OF EXHIBITS.

     (2)(a)     Articles of Incorporation, as amended.
     (2)(b)     By-Laws, as amended.
     (3)(a)     Form of Stock Certificate.
     (3)(b)     Form of Warrant for Eickhoff.
     (6)(a)(1)  Acquisition Agreement for EnviroMart.com Inc.
     (6)(a)(2)  Separation Agreement of EnviroMart.com Inc. pursuant to section 355.
     (6)(a)(3) Purchase and Sale Agreement for Environmental Products and Container, Inc.
     (6)(a)(4)  Purchase and Sale Agreement for Port Motor Express, Inc.
     (6)(a)(5)  Purchase and Sale Agreement for Neponset Construction
                Company, Inc.
     (6)(c)(1)  Minutes on executive compensation.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  General Environmental Corporation
                                  (Registrant)

Date:                             By: /s/ Herbert T. Sears
      ----------------                ------------------------------------
                                      Herbert T. Sears, Its President

               GENERAL ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2001 AND 2000

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

Independent Auditors' Report                                                   3

Consolidated Balance Sheets                                                    4

Consolidated Statements of Operations                                          5

Consolidated Statements of Changes in Shareholders' Deficit                    6

Consolidated Statements of Cash Flows                                          7

Notes to Consolidated Financial Statements                                  8-17

                          INDEPENDENT AUDITORS' REPORT


Shareholders and Board of Directors
General Environmental Corporation

We have audited the consolidated balance sheets of General Environmental Corporation and Subsidiaries (the Company) as of September 30, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a large deficit and a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result if management's plan is unsuccessful.



Denver, Colorado
March 7, 2002

                       GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                         September 30,
                                                                                ------------------------------
                                                                                    2001              2000
                                                                                ------------      ------------
                                     ASSETS
CURRENT ASSETS:
  Cash                                                                          $     10,850      $     19,021
  Accounts receivable - trade, net of allowance for
    doubtful accounts of $37,400 and $89,000                                         293,620           472,718
  Accounts receivable - other                                                          1,553             9,000
  Prepaid expenses                                                                        --            12,407
                                                                                ------------      ------------
    TOTAL CURRENT ASSETS                                                             306,023           513,146
                                                                                ------------      ------------
PROPERTY AND EQUIPMENT:
  Property and equipment                                                              33,771            33,771
  Accumulated depreciation                                                           (10,866)           (4,112)
                                                                                ------------      ------------

    NET PROPERTY AND EQUIPMENT                                                        22,905            29,659
                                                                                ------------      ------------
OTHER ASSETS:
  Goodwill, net of accumulated amortization of $7,857 (Note 2)                            --            12,143
  Note receivable (Note 4)                                                            11,166            41,163
                                                                                ------------      ------------

    TOTAL OTHER ASSETS                                                                11,166            53,306
                                                                                ------------      ------------

    TOTAL ASSETS                                                                $    340,094      $    596,111
                                                                                ============      ============
                      LIABILITIES AND SHAREHOLDERS' DEFICIT
LIABILITIES:
  Current liabilities:
  Accounts payable and accrued expenses                                         $    398,399      $    535,746
  Bank overdraft                                                                       3,526                --
  Interest payable                                                                    37,597            26,025
  Notes payable - current (Note 6)                                                   125,751           112,421
                                                                                ------------      ------------
    TOTAL CURRENT LIABILITIES                                                        565,273           674,192
                                                                                ------------      ------------
NON-CURRENT LIABILITIES:
  Notes payable (Note 6)                                                             115,395            38,100
                                                                                ------------      ------------
COMMITMENTS (Note 7)

SHAREHOLDERS' DEFICIT (NOTE 5):
  Preferred stock, $10 par value, 2,000,000 shares authorized,
    -0- shares issued and outstanding                                                     --                --
  Common stock $0.001 par value, 30,000,000 shares authorized,
    27,102,702 shares issued and outstanding                                          27,103            27,103
  Additional paid-in capital                                                       8,901,436         8,901,436
  Deficit                                                                         (9,269,113)       (9,044,720)
                                                                                ------------      ------------
    TOTAL SHAREHOLDERS' DEFICIT                                                     (340,574)         (116,181)
                                                                                ------------      ------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                     $    340,094      $    596,111
                                                                                ============      ============

        The accompanying notes are an integral part of these statements.

                       GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Year ended September 30,
                                                                 ----------------------------
                                                                     2001            2000
                                                                 ------------    ------------
SALES, NET                                                       $  1,660,721    $  2,808,734

COST OF GOODS SOLD                                                  1,510,257       2,560,222
                                                                 ------------    ------------
GROSS PROFIT                                                          150,464         248,512
                                                                 ------------    ------------
OPERATING EXPENSES:
  Wages and salaries                                                  121,264         171,033
  Consulting fees                                                      48,000         126,650
  Insurance                                                            58,790          26,283
  General and administrative                                           52,222          54,605
  Professional fees                                                    32,800          23,191
  Occupancy                                                            17,793          15,332
  Bad debt expense                                                     29,997          89,000
  Travel and entertainment                                             19,974          37,987
  Depreciation and amortization                                         9,611           5,929
                                                                 ------------    ------------
    TOTAL OPERATING EXPENSES                                          390,451         550,010
                                                                 ------------    ------------

    NET LOSS FROM OPERATIONS                                         (239,987)       (301,498)
                                                                 ------------    ------------
OTHER:
  Other income (expense)                                               34,104          19,876
  Interest expense                                                    (18,510)        (17,897)
                                                                 ------------    ------------
    TOTAL OTHER INCOME                                                 15,594           1,979
                                                                 ------------    ------------
DISCONTINUED OPERATIONS (NOTE 3):
  Loss from operations of discontinued subsidiaries                        --         (14,590)
  Gain on sale of subsidiaries, net                                        --          10,654
                                                                 ------------    ------------
    TOTAL LOSS FROM DISCONTINUED OPERATIONS                                --          (3,936)
                                                                 ------------    ------------

NET LOSS BEFORE INCOME TAXES                                         (224,393)       (303,455)

  Provision for income taxes (Note 8)                                      --              --
                                                                 ------------    ------------

NET LOSS                                                         $   (224,393)   $   (303,455)
                                                                 ============    ============
  Basic and diluted net loss per common share
    from continuing operations                                   $       (.01)   $       (.01)
                                                                 ============    ============
  Basic and diluted net income (loss) per common share
    from discontinued operations                                 $          *    $          *
                                                                 ============    ============

  Weighted average number of common shares outstanding             27,102,702      21,039,775
                                                                 ============    ============

* less than $.01 per share

        The accompanying notes are an integral part of these statements.

                       GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                                          Common                Preferred    Additional
                                              Common       Stock     Preferred    Stock        Paid-in     Treasury
                                              Shares     $0.001 Par   Shares     $10 Par       Capital       Stock       Deficit
                                              ------     ----------   ------     -------       -------       -----       -------
BALANCES, SEPTEMBER 30, 1999                17,536,928    $ 17,537      7,343    $ 73,430    $ 8,651,435    $(9,208)   $(8,741,265)

  Issuance of common stock for cash            750,000         750         --          --         36,750         --             --

  Issuance of common stock in exchange
    for services                             9,080,511       9,081         --          --        137,120         --             --

  Conversion of preferred stock                251,263         251     (7,343)    (73,430)        80,775         --             --

  Sale of subsidiaries                        (516,000)       (516)        --          --         (4,644)        --             --

  Shares adjusted pursuant to
    repurchase agreement                            --          --         --          --             --      9,208             --

  Net loss                                          --          --         --          --             --         --       (303,455)
                                           -----------    --------    -------    --------    -----------    -------    -----------
BALANCES, SEPTEMBER 30, 2000                27,102,702      27,103         --          --      8,901,436         --     (9,044,720)

  Net loss                                          --          --         --          --             --         --       (224,393)
                                           -----------    --------    -------    --------    -----------    -------    -----------

BALANCES, SEPTEMBER 30, 2001                27,102,702    $ 27,103         --    $     --    $ 8,901,436    $    --    $(9,269,113)
                                           ===========    ========    =======    ========    ===========    =======    ===========

        The accompanying notes are an integral part of these statements.

                       GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                 Year Ended September 30,
                                                                                --------------------------
                                                                                   2001            2000
                                                                                ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                      $ (224,393)     $ (303,455)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      (Gain) loss on disposal of subsidiaries                                           --         (12,213)
      Forgiveness of note receivable                                                29,997              --
      Impairment of goodwill                                                         9,286              --
      Depreciation and amortization                                                  9,611           5,929
      Stock issued for services                                                         --         146,201
      Auto expense paid via  distribution of office equipment                           --           8,498
      (Increase)/decrease in assets:
        Accounts receivable                                                        186,545        (194,994)
        Prepaid expense                                                             12,407         (12,407)
      Increase/(decrease) in liabilities:
        Bank overdraft                                                               3,526              --
        Accounts payable and accrued expenses                                     (125,775)        350,674
                                                                                ----------      ----------

          NET CASH USED IN OPERATING ACTIVITIES                                    (98,796)        (11,767)
                                                                                ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales of subsidiaries                                                                 --             600
  Purchase of equipment                                                                 --          (4,947)
                                                                                ----------      ----------

          NET CASH USED IN INVESTING ACTIVITIES                                         --          (4,347)
                                                                                ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from conversion of preferred stock to common stock                           --           7,596
  Common stock issued for cash-net of costs                                             --          37,500
  Payment of notes payable                                                          (7,362)        (25,286)
  Increase in notes payable due to interest                                          3,487              --
  Proceeds of notes payable                                                         94,500              --
                                                                                ----------      ----------

          NET CASH PROVIDED BY FINANCING ACTIVITIES                                 90,625          19,810
                                                                                ----------      ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (8,171)          3,696

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                   $   19,021          15,325
                                                                                ----------      ----------
CASH AND CASH EQUIVALENTS - END OF YEAR                                         $   10,850      $   19,021
                                                                                ==========      ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - Interest paid                $    3,451      $   14,339
                                                                                ==========      ==========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Purchase of equipment via notes payable                                       $       --      $   23,779
                                                                                ==========      ==========
  Common stock reacquired upon sale of subsidiaries                             $       --      $    5,160
                                                                                ==========      ==========
  Loan receivable obtained upon sale of subsidiary                              $       --      $   53,000
                                                                                ==========      ==========
  Reduction of note payable and related treasury stock
    pursuant to separation agreement                                            $       --      $    9,208
                                                                                ==========      ==========

        The accompanying notes are an integral part of these statements.

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, BUSINESS AND CONSOLIDATION

General Environmental Corporation was incorporated under the laws of the State of Delaware under the name Marling Corporation on January 19, 1988. From inception until January 1993, the Company engaged in no operations or activities. In January 1993, the Company changed its name to General Environmental Corporation ("GEC"). From 1994 to 1998, GEC was engaged in the business of providing products and services for the treatment of contaminated waters utilizing its proprietary and patented water cleanup technology ("CURE "). However, during the year ended September 30, 1998, the Company determined its CURE process had minimal value and wrote off the patents. During the years ended September 30, 1999 and 1998, the Company acquired four companies involved in the waste disposal industry located in the northeastern United States. As of September 30, 2001 and 2000 the Company had one remaining subsidiary (See Note
3). The Company operates in one business segment, the waste disposal industry.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the historical accounts of General Environmental Corporation and its wholly-owned subsidiary Specialty Waste Services, Inc. ("Specialty") for all periods presented. All significant intercompany transactions and account balances have been eliminated in consolidation (See Note 3).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTS RECEIVABLE

The Company uses the allowance method for accounting for bad debts. Based on a review of the accounts receivable balances as of September 30, 2001 and 2000, the Company has established an allowance for doubtful accounts of $37,400 and $89,000. Management believes all other receivables are collectible by the Company.

At September 30, 2001, two customers accounted for 60% of the Company's accounts receivable. In addition, the Company had four customers that accounted for 67% of the Company's sales for the year ended September 30, 2001.

Included in accounts receivable at September 30, 2000 is $9,000 due from a related entity.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed over the useful lives of the assets ranging from five to ten years using the straight-line method.

LONG-LIVED ASSETS

The Company follows Statement of Financial Accounting Standards, ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which requires that an impairment loss be recognized when the carrying amount of an asset exceeds the expected future undiscounted net cash flows. No impairments were recognized for the years ended September 30, 2001 and 2000.

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH FLOW INFORMATION

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NET LOSS PER SHARE OF COMMON STOCK

Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding. Common stock equivalents are not included in the weighted average calculation since their effect would be anti-dilutive.

GOING CONCERN AND CONTINUED OPERATIONS

The substantial efforts and monies expended in the acquisition and development of the waste disposal industry, the related costs of raising capital and recurring losses from operations, has resulted in deficient working capital for the Company. For the years ended September 30, 2001 and 2000, the Company has incurred net losses of $224,393 and $303,455 and had working capital deficits of $259,250 and $161,046.

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOING CONCERN AND CONTINUED OPERATIONS (CONTINUED)

The realization of the Company's assets is dependent upon future successful operations of the Company. Successful future operations are substantially dependent upon the Company's ability to successfully develop and market its investments in its subsidiaries and its ability to acquire additional businesses. Currently, the Company does not have the capital necessary to pay the Company's current obligations or to fund the acquisition of additional businesses. The Company's future existence is therefore dependent upon additional debt or equity financing sufficient to pay current obligations and adequately fund future operations and acquisitions. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company discontinue operations.

Management is actively pursuing additional debt and equity financing, as well as pursuing additional business operations and acquisitions that may be compatible with the Company's existing operations.

GOODWILL

Through the acquisition of the subsidiaries detailed in Note 3, the Company has recognized goodwill. The Company issued common stock valued at $20,000 in exchange for the common stock of Specialty with a book value of $-0-. The resulting goodwill of $20,000 is being amortized over a period of seven years. The Company has recognized $2,857 and $2,857 of amortization expense related to the goodwill for the years ended September 30, 2001 and 2000, respectively. During the year ended September 30, 2001, the Company determined the goodwill to be impaired and accordingly, recognized an impairment loss of $9,286.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts receivable, notes receivable, accounts payable, notes payable and other liabilities approximate fair value due to the short term nature of those instruments.

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 3 - BUSINESS ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

As of September 30, 1998, General Environmental Corporation ("GEC") owned 100% of the outstanding shares of common stock of Neponset, Inc. ("Neponset"), Environmental Container & Products Company, Inc. ("Enco") and Specialty Waste Services, Inc. ("Specialty"). Effective October 1, 1998, the Company sold Neponset for 500,000 shares of GEC, for a gain of $59,117.

Effective March 1, 1999, GEC purchased all of the outstanding shares of common stock of Port Motor Express, Inc. ("Port") for 150,000 shares of GEC common stock, valued at $30,000. The net assets of Port at March 1, 1999 were $922, resulting in goodwill of $29,078.

In April 1999, the Company acquired all of the outstanding shares of common stock of Enviromart.com for 850,000 shares of GEC common stock valued at $170,000. Subsequently, in July 1999, the Company transferred all of the outstanding shares of common stock of Enviromart.com to GEC's common stock shareholders. Enviromart.com had no operations, assets or liabilities at the time of the acquisition or during the period that GEC owned the Company.

Effective July 31, 2000, GEC sold all of the outstanding shares of common stock of Port for 150,000 shares of GEC common stock valued at $1,500 and a cash payment of $100, for a loss of $43,380.

Also effective July 31, 2000, GEC sold all of the outstanding shares of common stock of Enco for 366,000 shares of GEC common stock valued at $3,660, a cash payment of $500, and a receivable of $53,000, for a gain of $117,371.

Accordingly, the operating results of Enco and Port have been segregated from continuing operations and reported as a separate line item on the statement of operations. Summarized operating results for the year ended September 30, 2000 are as follows:

                                                 ENCO               PORT
                                                 2000               2000
                                             -----------        -----------
     Sales, net                              $   975,652        $   127,732
     Costs and expenses                        1,011,466            106,508
     Net income (loss)                           (35,814)            21,224

NOTE 4 - NOTE RECEIVABLE

As partial consideration for the sale of Enco (see Note 3), the Company acquired a note from the purchaser. The original amount of the note was $53,000, and the Company subsequently made a payment in the amount of $2,000. The note is unsecured, has no stated interest and is payable in monthly installments of $1,000 beginning June 2003. The Company imputed the present value of the note based on interest of 7%. During the year ended September 30, 2001, the Company agreed to forgive $38,000 of the remaining note balance.

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 5 - SHAREHOLDERS' EQUITY

COMMON STOCK

The Company is authorized to issue up to 30,000,000 shares of common stock at a $0.001 par value.

On October 1, 1998, the Company sold its subsidiary, Neponset, for 500,000 shares of GEC common stock. The common stock was retired.

In November 1998, the Company issued 40,000 shares of common stock as repayment of a $5,958 note payable and related interest of $2,743.

In January 1999, the Company issued an additional 600,000 shares valued at $.20 pursuant to the purchase agreement with ENCO. In March 1999, the Company issued 150,000 shares of common stock pursuant to the purchase agreement with Port. In April 1999, the Company issued 850,000 shares of common stock at $0.20 per share pursuant to the purchase agreement with Enviromart.

During the year ended September 30, 1999, the Company issued 525,000 shares of common stock at $0.20 per share, for proceeds of $105,000.

During the year ended September 30, 1999, the Company issued 1,147,878 shares of common stock for services valued at $128,826, including 895,000 shares of common stock issued for services valued at $105,000 to officers of the Company.

On July 31, 2000, the Company sold two of its subsidiaries, Port and Enco for 150,000 and 366,000 shares of GEC common sock respectively. See Note 3.

During the year ended September 30, 2000, the Company issued 750,000 shares of common stock at $0.05 per share, for proceeds of $37,500.

During the year ended September 30, 2000, the Company issued 9,080,511 shares of common stock for services valued at $146,201 including 7,422,856 shares of common stock for services valued at $85,800 to officers of the Company.

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 5 - SHAREHOLDERS' EQUITY (CONTINUED)

COMMON STOCK WARRANTS

The Company issued warrants with the Series A Preferred stock described below. These warrants had original expiration dates of July 2000 through December 2000. In February 2000, the Company's Board passed a resolution to extend the expiration date by one year. The original amount of the outstanding was 1,599,560. On July 31, 2001, 1,429,560 of these warrants expired. The following table describes certain information relating to these warrants:

     Expiration Date                           Warrants        Exercise Price
     ---------------                           --------        --------------
     October 31, 2001                            75,000            $0.50
     October 31, 2001                            75,000            $0.75
     December 31, 2001                           20,000            $0.50
                                               --------
                                                170,000
                                               ========

The following table describes certain information related to the Company's compensatory stock warrant activity for the years ending September 30, 2001 and 2000:
                                                                       Weighted
                                                                        Average
                                                        Exercise       Exercise
                                         Warrants      Price-Range       Price
                                       -----------     -----------     --------
     Balance, September 30, 1999         2,573,334     $ 0.35-0.75      $ 0.56
       Expired                            (210,000)           0.40       (0.40)
                                       -----------     -----------

     Balance, September 30, 2000         2,363,334     $ 0.35-0.75      $ 0.58
       Expired                          (1,030,000)          (0.35)      (0.35)
                                       -----------     -----------

     BALANCE SEPTEMBER 30, 2001          1,333,334     $      0.75      $   .75
                                       ===========     ===========      =======

The following table summarizes additional information regarding stock warrants outstanding at September 30, 2001. All warrants outstanding at September 30, 2001 are exercisable.
                                                                    Weighted
                                           Number                    Average
                                       Outstanding at              Remaining
     Exercise Price                  September 30, 2001        Contractual Life
     --------------                  ------------------        ----------------
     $0.50                                 95,000                 1.42 months
     $0.75                              1,408,334                13.78 months
                                       ----------
                                        1,503,334
                                       ==========

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 5 -  SHAREHOLDERS' EQUITY (CONTINUED)

COMMON STOCK WARRANTS (CONTINUED)

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-based Compensation" which recommends, but does not require, measuring compensation cost for stock warrants based on the fair value of the warrants at the grant date. The Company has elected not to adopt SFAS 123 but continues to apply
Accounting Principles Board Opinion No. 25 and related interpretations in accounting for compensatory stock warrant activity.

There were no warrants issued during the years ended September 30, 2001 and 2000.

PREFERRED STOCK

The Company is authorized to issue up to 2,000,000 shares of preferred stock at a $10.00 par value.

Pursuant to a Private Placement Memorandum dated May 1, 1998, the holders of the Series A Preferred Shares were entitled to receive interest at the rate of 8% per annum, payable in like shares (payment-in-kind or PIK) of common stock at the conversion price. The payment of interest was to be made at the date of conversion or annually. The Series A Preferred Shares were redeemable, in whole or in part, at any time after April 1, 1999 at $21 per share. The shares were convertible into common stock at any time after July 20, 1998. The shares were subject to mandatory conversion at any time the average closing bid of the last five days preceding was equal to or in excess of $1.05 per share. The Series A Preferred Shares were convertible into fully paid non-assessable shares of common stock of the Company at the lower of $.35 per share or 75% of the average closing bid of the preceding five days from the day of conversion, provided, however, that the conversion price could not be less than $.30 per share. The holders of the Series A Preferred Shares did not have any voting rights. In the event of dissolution, the holders of the Series A Preferred Shares would have been entitled to receive, out of the remaining net assets of the Company, $21 in cash for each share owned, after payment or provision for payment of the debts and other liabilities of the Company and the payment in full to the holders of the shares of such other series of the Company's $10 Par Value Preferred Stock, of such amounts as may be stated in the resolution or resolutions providing for the issuance of the same. The preferences, rights or limitations of the Series A Preferred Shares could not be changed without the prior approval of 2/3 of the holders of the outstanding shares of the Series A Preferred stock.

In November 1998, 1,110 shares of the Series A Convertible preferred stock were converted to 33,330 shares of common stock at $.33 per share.

In February 1999, the Company issued 1,050 shares of the Series A Convertible preferred stock for $10 per share. In June 1999, these shares were converted to 35,000 shares of common stock at $.30 per share.

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 5 - SHAREHOLDERS' EQUITY (CONTINUED)

PREFERRED STOCK (CONTINUED)

In October 1999, the remaining 7,343 outstanding shares of the Series A Convertible preferred stock were converted to 251,263 shares of common stock at $.315 per share.

TREASURY STOCK

The Company entered originally into an Agreement on June 15, 1995 with its former President and Chairman of the Board, Larry Robinson. The Agreement called for the Company to: (1) acquire his 4,000,000 (Pre reverse) shares at $.05 per share or a total of $200,000 and (2) enter into a Separation Agreement securing his resignation as President and Chairman of the Board. Subsequently, on June 20, 1996, the Company entered into an Agreement to amend the original June 15, 1995 agreement whereby the number of shares to be acquired by the Company was reduced by 150,000 shares plus 25,000 shares per month for each month beyond July 15, 1996. As of September 30, 2000 and 1999, the amount owed to Larry Robinson relating to the two agreements was $0 and $9,208, respectively.

NOTE 6 - NOTES PAYABLE

The Company's notes payable consist of the following:

NOTE PAYABLE - HARRY DAVIDIAN: Pursuant to a stock repurchase agreement, the Company issued a note payable to Mr. Davidian for $105,000. The agreement was for the repurchase of 210,000 shares of common stock at $.50 per share. The agreement bears interest at 12% per annum and matured March 1, 1999. The Company repurchased 105,000 shares for $52,500 during the year ended September 30, 1998. The maturity date was extended six months in April of 1998 in exchange for the issuance of 35,000 shares of common stock to Mr. Davidian valued at $7,000. The note is currently due on demand. The balance owed at September 30, 2001 and 2000 is $52,500. The Company has accrued $17,325 of interest on this note through September 30, 2001.

NOTE PAYABLE - ROBERT VINTON: Pursuant to a stock repurchase agreement, the Company issued a note payable to Mr. Vinton for $50,000. The agreement was for the repurchase of 100,000 shares of common stock at $.50 per share. The agreement bears interest at the rate of 12% per annum and matured March 31, 2000. The maturity date has not been extended. The balance owed at September 30, 2001 and 2000 is $43,932 and $50,000. The Company has accrued $20,272 of interest on this note through September 30, 2001.

NOTE PAYABLE - FORD MOTOR CREDIT: The Company obtained financing through Ford Motor Credit to purchase a vehicle. The note bears interest at 8% with monthly principal and interest payments of $518 and matures April 2004.

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 6 - NOTES PAYABLE (CONTINUED)

LINE OF CREDIT - COMMUNITY BANK & Trust (CB&T): GEC has a line of credit bearing interest at 2% over the bank's base rate (7% and 11.50% at September 30, 2001 and 2000, respectively). The line requires monthly payments of interest. The line is secured by all assets of GEC and is personally guaranteed by two officers of the Company. This line is due January 23, 2003.

LINE OF CREDIT - FLEET NATIONAL BANK (FLEET): Specialty has an unsecured line of credit bearing interest at Fleet's Prime Rate plus 2% (6.0% at September 30,
2001). Monthly payments of 2% of the outstanding principal balance plus interest are required. This line renews automatically each year and is personally guaranteed by an officer of the Company.

A summary of notes payable at September 30, 2001 and 2000 is as follows:

                                         Balance    Balance
                                         9/30/01    9/30/00
                                        --------   --------
     Note Payable - Harry Davidian      $ 52,500   $ 52,500
     Note Payable - Robert Vinton         43,932     50,000
     Note Payable - Ford Motor Credit     17,847     18,493
     Line of Credit - CB&T                33,015     29,528
     Line of Credit - Fleet               93,852         --
                                        --------   --------
     Total                              $241,146   $150,521
       CURRENT MATURITIES                125,751    112,421
                                        --------   --------
                                        $115,395   $ 38,100
                                        ========   ========

Maturities of notes payable are as follows:

     September 30,
         2002                           $125,751
         2003                             54,707
         2004                             15,795
         2005                              9,855
         2006                              7,732
      Thereafter                          27,306
                                        --------
                                        $241,146
                                        ========

                        GENERAL ENVIRONMENTAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 7 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has agreed to pay two of the Company's Directors each a consulting fee of $2,000 per month and a car allowance of $300 per month. These Directors earned consulting fees of $48,000 and car allowance fees of $7,200 during the year ended September 30, 2001.

Included in accounts payable at September 30, 2001 is $76,200 due to these Directors.

NOTE 8 - INCOME TAXES

At September 30, 2001, GEC had an unused net operating loss carryforward of approximately $4,908,000, which expires between 2018 and 2021. This net operating loss carryforward may result in future income tax benefits of approximately $1,669,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of GEC's deferred tax liabilities and assets as of September 30, 2001 and 2000 are as follows:

                                           2001            2000
                                       -----------     -----------
     Deferred tax liabilities          $        --     $        --
                                       ===========     ===========

     Deferred tax assets               $ 1,669,000       1,583,000
     Less: Valuation allowance          (1,669,000)     (1,583,000)
                                       -----------     -----------
                                       $        --     $        --
                                       ===========     ===========

The valuation allowance was increased by $86,000 and $65,000 during the years ended September 30, 2001 and 2000, respectively.